Exhibit 21.1 - Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Bioanalytical Systems, Ltd.	United Kingdom
BAS Instruments, Ltd.	United Kingdom
BAS Analytics, Ltd.	United Kingdom
BAS Evansville, Inc.	Evansville, IN USA
LC Resources, Inc. 1	McMinnville, OR

1    LC Resources, Inc. was acquired by the Company on December 13, 2002.